


Our Passion Is Baking, Not Chemical Engineering™

MainVest – Pitch Deck

February 6, 2024

Yummylicious Cookie Company

Their Highly Processed Ingredients...

VS.

PROCESSED OIL

REFINED WHITE SUGAR

HIGH FRUCTOSE CORN SYRUP

Our Natural Ingredients

Natural vs. 'Unnatural'

- Today's food landscape, especially for baked goods, is filled with highly processed, low cost ingredients which come in barrels, buckets and bags.
    - These highly refined ingredients digest instantly, resulting in the proverbial 'sugar high'.
    - This high is short-lived so as you're experiencing your 'sugar crash' your body is sending a signal to your brain, telling you to eat more food.
    - You another cookie/cupcake/donut/muffin/etc. and start the cycle all over again.
- Yummylicious' answer to this vicious cycle: Whole-grain, minimally processed ingredients!
    - Minimally processed ingredients take hours to digest, which flattens your blood sugar……meaning there NO sugar spike and crash.
    - Our cookies are like meals! (go to next slide)



FOOD IN
COOKIE
FORM.
Yummylicious™
Cookie Company
WWW.YUMMYLICIOUSCOOKIES.COM
facebook.com/YummyliciousCookies
twitter.com/yummyliciousco
instagram.com/yummyliciouscookiecompany!



'Cookies without the Crash"™

− Both of our trademarked phrases quickly focus our customers to our point of differentiation: Our cookies will keep you full for hours!
  − When people taste our products and understand there's nothing like them anywhere on the market, we've created a life-long customer.
− Our best customers are:
  − Mothers who would love to give their kids a cookie, but will not feed them junk filled with highly processed ingredients
  − Busy professionals who would like a grab-an-go alternative to packaged granola bars or protein bars.
  − Active people who want to take nutrient dense treats on their adventures
  − Health-conscious customers who realize they can no longer endlessly indulge in store-bought products, or are looking for





Yummylicious
Cookie Company
Kansas Pecan Krunch
Pecans, Honey, Organic Oats & Brown Sugar, Butter, Cinnamon, Salt & Vanilla
WWW.YUMMYLICIOUSCOOKIES.COM

YLCC Product Line-up

We've made it easy!
YUMMY DRY-MIXES
The Goodies
Organic Sweetener Packet
Yummylicious™ Organic, Whole-Grain Base
Chocolate Chip
Cookie Mix
aisin Oatmeal Walnut
Cookie Mix
Dark Chocolate
Cookie Mix
Tuscan Espresso
ith Caramel, Chocolate
and Almonds
MAKES
6-8
FULL-SIZE
COOKIES
cookie mix
+
1 stick of butter
+
1 tsp vanilla
+
1 egg
WWW.YUMMYLICIOUSCOOKIES.COM
facebook.com/YummyliciousCookies
twitter.com/yummylicousco
instagram.com/yummyliciouscookiecompany/



Yummylicious™
Gluten-Free
Chocolate
Brownie Bites
Coconut Chocolate Chip
Gluten/Dairy Free







Where we're at….

- Annual Revenues for last 6 years have been between ~$100,000 (except for 2020), achieved with 1 FTE and 1 PTE
- Future revenue growth is limited by staffing. Expansion plan will add 2-3 FTE's.
- $124k investment will allow Yummylicious to grow to $250-300k run rate by end of 2024. Areas of sales expansion are:
    - Additional local farmers markets and cover more seasonal events with additional dedicated staffing
    - Expand catering options, including on-site business events for local corporate customers
    - Support expansion of online sales with targeting social media and email marketing campaigns.
        - List of current customer email/phone numbers is ~1,500

My Ask…..

1) $65,000 for completion of Franchise agreement and documentation.

2) $30,000 to complete build out of retail space at current location.

3) $29,000 for working capital

Total Raise: $124,000 (Minimum: $90,000)

My Ask (Details)

1) $65,000 – Franchise Documentation
   – We've already identified a franchise development partner and have had preliminary discussions on the scope of work.
   – Our initial franchise concept will target people interested in local farmers markets and event, who are looking for a lower cost of capital investment.
     • This concept is how we've grown our current business into a 6-figure business.
     • It takes advantage of the popular shared kitchen/ghost kitchen capacity which has grown significantly since 2020 and Covid.
     • Operation can be done just on weekends or full-time
     • Capital equipment costs are largely the cost of vehicle
   – Documentation can be completed in 4-5 months
   – Expectation is to sell initial 5-10 units within 6 months.

My Ask (Details)

2) **$30,000 – Build Retail Space in Current Location**
   - Current commercial bakery is located in an industrial area.
     - Within 100 yards of bakery is a highly traveled road were 4-5k cars/day travel
   - Current commercial location only has a small office space (~120 sq ft)
     - Space has office, bulk good storage, dry mixes and other packaged products
     - All baked products are held in commercial bakery space behind the office.
   - Expansion plan is to build a ~450 sq ft traditional retail space
     - Space will have capacity to carry all Yummylicious products - dry mixes, bulk ingredients, chilled and frozen products – along with merchandise.
     - The space will have visibility into bakery area so customers can see our operations
     - Roadside signage will serve to create awareness of retail location.
     - This will be a proof of concept location to allow us to secure funding to establish a more traditional commercial store-front.

My Ask (Details)

1) $29,000 - Working Capital. Includes, but not limited to:

– Purchase additional production equipment: Double-oven, 20 qt commercial mixer, refrigeration, etc.

– Fund staffing expansion for 2-3 months, until additional growth supports this staffing growth

– Purchase –or- down payment for additional company vehicle to support local markets/catering/deliveries.

– Expansion of online business, with the goal of creating robust subscription channel

  • Purchase branded boxes for online orders

  • Hire social media marketing/email marketing support to increase customer loyalty and increase online sales




Yummy. Natural. Delicious.


